SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND
DEEMED FILED PURSUANT TO RULE 14D-9 UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2002

SONERA CORPORATION
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS THE FIRST QUARTER REPORT FOR SONERA CORPORATION PUBLISHED ON APRIL 23, 2002.

Interim Report January-March 2002

Improvement on Track: Sonera’s Underlying EBITDA Grows 87% and Net Debt Falls Below €2.5 Billion

•	Underlying EBITDA rose 87% to €191 million (102), mainly due to significant improvement in Service Businesses. Mobile Communications Finland and Sonera Telecom continued strong and stable performance.

•	Profit before income taxes and minority interest grew to €279 million (245). Excluding non-recurring items, the underlying result before income taxes and minority interest improved to €24 million (loss of €37 million).

•	Earnings per share rose to €0.24 (0.18).

•	Net debt fell to €2,465 million during the first quarter. Completed sales of Pannon GSM, Sonera Info Communications and the remaining Deutsche Telekom shares resulted in cash proceeds of €889 million during the quarter.

•	Sonera reiterates full-year outlook: underlying EBITDA to improve by about a third from the 2001 level.

•	Sonera adopts a new strategy aiming at profitable growth.

•	In March, Sonera and Telia announced a plan to merge. The merger will create the leading telecommunications group in the Nordic and Baltic region.

Consolidated Key Figures

	January-	January-		Full
	March	March	Change	Year
EUR million	2002	2001	%	2001

Revenues	536	525	2	2,187
Comparable revenue growth (%)	4.1	6.7	—	7.6
Underlying EBITDA	191	102	87	562
Underlying EBITDA margin (%)	35.6	19.4	—	25.7
Operating profit	404	300	35	951
Underlying operating profit	111	18	517	230
Equity loss in associated companies	(89)	(38)	134	(202)
Profit before income taxes and minority interest	279	245	14	445
Underlying result before income taxes and minority interest	24	(37)	165	(4)
Net income	270	165	64	409
Cash provided by operating activities	80	25	220	197
Capital expenditures on fixed assets	51	82	(38)	359
Investments in shares and shareholder loans	120	400	(70)	572
Proceeds from sale of shares and fixed assets	894	424	111	2,193
Net debt	2,465	5,661	(56)	3,268
Shareholders’ equity	4,872	3,330	46	4,575
Return on capital employed (%)	15.5	13.7	—	7.9
Return on shareholders’ equity (%)	22.8	19.9	—	10.5
Equity-to-assets ratio (%)	57.6	33.4	—	52.4
Net debt-to-equity ratio (gearing) (%)	50.6	169.2	—	71.2
Earnings per share	0.24	0.18	33	0.44
Shareholders’ equity per share	4.37	3.68	19	4.10
Average number of shares (thousands)	1,114,752	906,091	23	924,346
Shares outstanding at end of period (thousands)	1,114,752	906,091	23	1,114,752
Average number of personnel	9,851	11,155	(12)	10,482

The interim financial statements have not been audited. The information on associated companies and other major investments which is given in this interim report is based on reports received from the companies or on press releases published by the companies.

Sonera’s interim report for the second quarter will be published on Thursday, July 18, 2002.

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

Sonera posts record-high underlying EBITDA for the first quarter of 2002

Consolidated revenues in the first quarter of 2002 were €536 million (€525 million in the first quarter of 2001), representing a rise in revenues of 2% on the same period a year earlier. Comparable revenues nevertheless grew by 4%, taking into account businesses divested. Revenues from Mobile Communications Finland rose by 4%, from Sonera Telecom by 3% and from Service Businesses by 14%. Revenues from Other Operations decreased by 6%.

First-quarter underlying EBITDA (excluding all non-recurring items) improved by 87% and was €191 million (102), representing 36% of revenues (19%). The improvement was mainly due to the narrowing of EBITDA losses from Service Businesses. Underlying EBITDA was also 23% higher than in the last quarter of 2001, mainly due to the improvement in Service Businesses and partly due to seasonal effects. Reported operating profit rose to €404 million (300) while underlying operating profit improved significantly to €111 million (18).

Total capital gains of €310 million were recorded in the first quarter from the sales of Pannon GSM shares and Sonera Info Communications directory assistance business. Net capital loss of €38 million was recorded from the sale of the remaining Deutsche Telekom shares during the first quarter.

Sonera’s equity loss in associated companies in the first quarter was €89 million (loss of €38 million). Equity income in associated companies was weakened by the loss-making results of Turkcell, Fintur and Group 3G.

The reported profit before income taxes and minority interest for the first quarter increased to €279 million (245). The underlying result before income taxes and minority interest improved to €24 million (loss of €37 million), mainly due to significant improvement in the underlying EBITDA that was partly offset by the higher equity loss in associated companies.

Net income improved to €270 million (165) due to improved profitability and lower income taxes recorded. The Group’s effective tax rate of only 3% was significantly lower than in the comparative quarter, primarily due to tax-free capital gains and also due to write-downs taken into account in taxation. Reported earnings per share were €0.24 (0.18) and the underlying earnings per share were €0.01 (loss per share of €0.04).

Cash provided by operating activities in the first quarter grew significantly to €80 million (25). Operating cash flow was improved by higher underlying EBITDA and lower interest expenses. Free cash flow (operating cash flow less capital expenditure on fixed assets) improved to €29 million from the negative free cash flow of €57 million in the first quarter of 2001.

During the first quarter, Sonera’s average payroll was 9,851 (11,155), showing a decrease of 12%. At the end of March, the number of employees was 9,139, showing a decrease of 9% from the year-end 2001.

Business areas

Mobile Communications Finland continues strong performance

Revenues from Mobile Communications Finland were up 4% on the previous year, reaching €301 million (290) in the first quarter. Revenue growth was slowed down by the new interconnection agreements applied starting from September 2001 and the lower SMS prices, as well as high overall penetration. On the other hand, revenues were increased by the revised revenue sharing of mobile-originated international call revenues between Mobile Communications Finland and Sonera Telecom from the beginning of 2002. Revenues from non-voice services grew by 6% to €37 million (35).

The profitability of the business area continued to be very strong. Underlying EBITDA for the first quarter rose to €150 million (144), corresponding to 49.8% of revenues (49.7%). Operating profit improved to €118 million (113). Capital expenditure for the business area decreased to €20 million during the first quarter (26).

During the first quarter, the average monthly use of a Sonera mobile subscription rose to 143 minutes (139) and average monthly revenues (ARPU) were €39.3 (39.5). The average number of text messages sent from a Sonera GSM subscription per month was 26 (25) during the first quarter.

The number of Sonera’s GSM subscriptions grew by a net 103,488 from the corresponding quarter in 2001,

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

and was 2,410,502 at the end of March (2,307,014). The number of GSM subscriptions decreased, however, by a net 11,031 from the year-end 2001, primarily due to increased competition and aggressive Christmas campaigns, which resulted in higher than average churn in January-February. Sonera’s primary goal is not to focus on market share at the cost of profitability, but to concentrate on creating long-term profitable growth. Most of the net reduction during the first quarter concerned either low-ARPU pre-paid subscriptions or residential subscriptions, while growth in business segment remained good. Annualized GSM customer churn of 12.3% for the first quarter was therefore slightly higher than last year (10.3%). Including NMT and service provider subscriptions, the total number of all mobile subscriptions in Sonera’s network was 2,489,919 at the end of the first quarter.

Sonera opened its third generation (UMTS) mobile communications network in Finland on January 1, 2002, in accordance with the license conditions. The network operates in the four largest towns (the Helsinki metropolitan area, Turku, Tampere and Oulu) and will be expanded in the future based on commercial demand. The total cost of building the UMTS network in Finland is estimated to total approximately €500 million during 2000-2009. Investments in UMTS will be back-end loaded towards the end of the ten-year period.

Sonera will launch the first commercial UMTS services in limited areas in Finland on September 26, 2002. The services will be launched in cooperation with Nokia, and this will be the first step in creating a full range of advanced and easy-to-use services. Due to the early start, Sonera currently estimates that the UMTS market will open up on a wider scale in 2004-2005. With the new services, Sonera estimates that the portion generated by non-voice services in the average monthly revenues per subscription in Mobile Communications Finland will rise to approximately 25% by the end of 2005.

During the transition period between GSM and UMTS, GPRS makes it easier for customers to use different kinds of services, as the connection is always active.

International roaming is a key area for Sonera, and Sonera continues to be a forerunner in providing global service coverage for its customers. Sonera’s voice roaming coverage is already extensive, and the Company offers its customers service in 224 networks in 119 countries. In addition to voice service, non-voice services will become very important. This year GPRS will be strongly in focus, and Sonera aims at extending its GPRS roaming to cover all of the most important European countries during the summer. Other services, including multimedia messaging (MMS), will also follow shortly. In February, Sonera and EMT of Estonia successfully demonstrated MMS roaming and interconnection between their commercial GPRS networks.

In March, Sonera introduced mobile payment in the Helsinki metropolitan area. The Sonera Shopper service is an easy and convenient method of payment as a complement to cash and credit cards. Sonera is testing the service extensively in cooperation with stores and consumers between March and August 2002 in order to ensure its operation before the actual commercial launch.

Sonera seeks additional growth for International Mobile Communications through intensified presence in Russia and Eurasia

Sonera’s equity loss in mobile associated companies increased to €85 million (loss of €29 million), mainly due to start-up losses incurred by Group 3G in Germany (Sonera’s interest 42.8%). The results from Turkcell (37.1%) and Fintur Holdings (35.3%), which are consistently included in Sonera’s equity income with a three-month lag, also continued to be negative.

Estimated aggregate revenues of mobile associated companies were €758 million and decreased 9% in comparable terms, mainly due to lower revenues from Turkcell. At the end of the first quarter, the aggregate number of customers of these associated companies was estimated at 16.3 million.

Equity loss recorded from Turkcell was €19 million (loss of €10 million) for the first quarter. The slow recovery from the economic crisis in Turkey continues to have a negative impact on consumer spending. Turkcell’s customer base is still growing, particularly in pre-paid subscriptions, but the overall growth rate has clearly slowed down from the level of previous years. At the end of 2001, Turkcell had 12.2 million customers, of which 7.6 million were pre-paid

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

subscribers. At an era of a slower growth, Turkcell is focusing mainly on profitability and on the market share of high-value customers.

Equity loss recorded from Fintur Holdings decreased to €16 million (loss of €28 million) in the first quarter. In February, Sonera signed a letter of intent for restructuring Fintur’s operations. The restructuring would allow Sonera to acquire control in Fintur’s profitable operations by increasing its interest in Fintur’s GSM operations to 58.55%. At the same time, Sonera and Turkcell intend to sell their holdings in Fintur’s loss-making technology and media businesses to the Çukurova Group. The net compensation paid by Sonera to the Çukurova Group is expected to be no more than US$120 million.

During the first quarter, the number of Fintur’s GSM customers grew by 123,000 totaling 1,251,000 customers at the end of March. The growth was strongest in Kazakhstan and Georgia.

Equity income recorded from other GSM associated companies decreased to €8 million (11) in the first quarter, primarily due to the sale of Pannon GSM at the beginning of February.

The customer base of MegaFon (Sonera 26%) exceeded 1 million customers in January. The number of subscribers grew by 337,000 during the first quarter and totaled 1,254,000 at the end of March. After receiving a license in the central Russian area in January, MegaFon is the only operator with licenses spanning all of Russia. The legal process for organizing all MegaFon operators under one group is expected to be completed during the second quarter.

Equity loss recorded from the German UMTS associated company Group 3G (Quam) was €58 million (loss of €2 million) in the first quarter. After the initial commercial launch at the end of November 2001, the sales of Quam subscriptions were hampered by disagreements with the two largest competitors concerning interconnection, but the sales got underway again at the start of January 2002. After reactivating the sales, Quam has increased its customer base significantly, and new subscriber intake has grown from month to month. At the end of March, the number of customers was approximately 91,000 and exceeded 100,000 during April.

Sonera performs a regular impairment analysis on its approximately €4 billion investments in the UMTS joint ventures. As a result of the analysis, Sonera estimates that grounds do not exist for recording write-downs as of March 31, 2002. The analysis was performed in accordance with both Finnish and U.S. accounting principles (U.S. GAAP).

EBITDA losses narrow significantly in Service Businesses

Revenues from Service Businesses grew by 14% to €72 million (63) in the first quarter. The growth in comparable revenues was 34%, taking into account disposals of businesses. Growth slowed down, as market demand weakened and Sonera scaled back its service offerings.

Underlying EBITDA loss for the business area decreased significantly to €15 million (loss of €86 million). Reported operating profit for the business area was €54 million (loss of €100 million) and underlying operating loss decreased to €23 million (loss of 97 million). Non-recurring items during the first quarter consisted of a €90 million gain from the sale of Sonera’s directory business, and non-recurring charges of €13 million primarily related to write-downs on shares and restructuring expenses. Capital expenditure for the business area decreased to €4 million during the first quarter (11).

Sonera SmartTrust’s revenues were €5 million (6) during the quarter. SmartTrust’s underlying EBITDA loss decreased to €7 million (loss of €15 million). At the end of March, SmartTrust’s order backlog was €22 million. The costs of the Digital Identity business will be cut, because the demand for smartcard-based Internet security solutions has proved lower than anticipated. The cost savings are likely to have personnel effects outside Finland. For the restructuring, a non-recurring expense of about €10 million will be recorded for the second quarter. SmartTrust’s underlying EBITDA is estimated to reach the breakeven level this year.

Sonera Zed’s revenues tripled to €7 million (2) in the first quarter. Underlying EBITDA loss narrowed significantly to €5 million (loss of €43 million). After significant restructuring and focusing on selected

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

markets, Sonera Zed further seeks to improve its performance and aims to cap the underlying EBITDA loss to a maximum of €25 million for the full year, compared to a loss of €129 million in 2001.

Sonera Plaza’s revenues amounted to €14 million (15). Underlying EBITDA loss was decreased to €3 million (loss of €10 million). The number of Sonera Internet connections in Finland totaled about 252,000 at the end of the first quarter.

Sonera Juxto’s revenues remained stable at €17 million (17) in the first quarter. Underlying EBITDA loss decreased to €1 million (loss of €8 million). Sonera Juxto is expected to post breakeven underlying EBITDA for the full year 2002.

Sonera Info Communications reported an increase in revenues of 18% to €20 million (17) for the quarter. Underlying EBITDA improved to €3 million (2). At the end of the first quarter, Sonera completed the sale of its Info Communication business and the company was renamed Fonecta Ltd.

Other units within the business area, primarily related to Sonera’s Corporate Research & Development activities, recorded revenues of €9 million (6) and an underlying EBITDA loss of €2 million (loss of €12 million) during the first quarter.

Resumed revenue growth from Sonera Telecom

Revenues from Sonera Telecom increased 3% during the first quarter to €253 million (245) mainly due to increased revenues from international carrier business and capacity sales. The growth in comparable revenues was 6%, taking into account disposals of businesses.

Underlying EBITDA for the business area decreased to €55 million (59), primarily due to the revised revenue sharing of mobile international call revenues between Sonera Telecom and Mobile Communications Finland from the beginning of 2002. The reported operating profit was €25 million (26) and the underlying operating profit was €22 million (26). Capital expenditure for the business area was reduced to €23 million (39) during the first quarter.

Revenues from domestic voice services fell 5% to €56 million (59) as local lines and domestic call minutes declined further. Traffic was reduced due to ADSL and other broadband connections replacing the dial-up Internet traffic. Revenues from international calls grew by 3% and were €35 million (34). The growth in revenues due to the increase in international transit traffic was partly offset by the effects from the revised revenue sharing with Mobile Communications Finland.

The €37 million in revenues generated by data services (39) was reduced by the divestiture of businesses in Sweden during 2001. The number of ADSL and other broadband consumer connections continued to show strong growth and totaled 18,971 at the end of March (1,359). Leased lines revenues remained stable at €15 million (15).

Revenues from equipment sales declined somewhat to €28 million (29). Revenues from construction and maintenance for the Group’s external customers increased to €6 million (3). Revenues from other products and sales to other segments increased by 15% to €76 million (66), primarily due to increased capacity sales.

Sonera’s equity income in its Baltic and Finnish fixed network associated companies totaled €7 million (6) in the first quarter. The estimated number of subscriptions of the associated companies totaled about 2.5 million at the end of the first quarter. The companies’ estimated aggregate revenues were €209 million, and grew by 2% in comparable terms.

At the end of January, pursuant to an option in the shareholder agreement, International Finance Corporation (IFC) sold its 10% minority stake in Sonera’s Danish holding company Tilts Communications A/S to Sonera for €34 million (US$30 million). After the deal, Sonera owns 49% of the shares in Lattelekom SIA.

At the end of January, Sonera increased its holding in Loimaan Seudun Puhelin Oy (LSP) by 5% to a total of 29.1%. For the shares purchased in January, Sonera paid less than €4 million. Earlier in December 2000, the Competition Council demanded that Sonera’s initial purchase of a 16.7% stake in LSP in 2001 be canceled, and repealed the Finnish Competition Authority’s approval of the transaction given in August 2001. Sonera appealed the Competition Council’s decision to the Supreme Administrative Court in January. The Finnish Competition Authority, LSP as well as certain competing operators have also appealed the decision to the Supreme Administrative Court.

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

Cash generation from operations improves steadily

Cash provided by operating activities in the first quarter improved to €80 million (25), primarily due to higher underlying EBITDA and lower interest expenses than a year ago. The growth in operating cash flow was, however, partly reduced by the increase in working capital and the cash effects from restructuring provisions recorded in the latter part of 2001. Free cash flow (operating cash flow less capital expenditure on fixed assets) improved to €29 million from the negative free cash flow of €57 million in the first quarter of 2001.

Cash paid for net interest expenses reduced significantly to €27 million (78) in the first quarter as a result of lower net debt. Cash paid for income taxes was €11 million (8).

Tight control for capital expenditures and equity investments reduces cash spending

Capital expenditures on fixed assets decreased to €51 million (82) during the first quarter. Equity investments and shareholder loans granted remained significantly lower than last year at €120 million (400). The amount includes an advance payment of €66 million in accordance with the letter of intent to acquire control in Fintur’s GSM operations.

Other investments in shares and shareholder loans during the first quarter included a €34 million investment in Tilts/Lattelekom and certain smaller investments in shares and shareholder loans totaling €20 million.

Sale of non-core assets during the quarter brings €894 million in cash proceeds

During the first quarter, Sonera sold the remaining Deutsche Telekom shares, and completed the previously announced sales of its directory assistance business and its interest in Pannon GSM. Cash proceeds from the sale of shares and fixed assets totaled €894 million.

Sonera received €466 million from the sale of its remaining approximately 26.0 million Deutsche Telekom shares, equal to an average price of approximately €17.95 per share. Approximately 7.0 million shares were sold during January-early February, and approximately 19.0 million shares were sold during March. As the shares were recorded at their market value of €19.40 per share in the December 31, 2001 balance sheet, a capital loss of approximately €38 million was recorded from the sales for the first quarter.

During 2001 and 2002, Sonera received total proceeds of approximately €1,470 million from the sale of approximately 72 million Deutsche Telekom shares, corresponding to an average price of approximately €20.40 per share. Sonera received the shares in May 2001 as consideration for the shares of U.S. GSM operators VoiceStream Wireless, Inc. and Powertel, Inc. Additionally, Sonera received €724 million in cash from the sale of VoiceStream and Powertel in May 2001. When the total cash proceeds of approximately €2,194 million are compared to Sonera’s initial cash investments of approximately €1,234 million in the U.S. operators during 1998-2001, Sonera has realized a total cash gain of approximately €960 million from the transactions. Additionally, Sonera has also exercised a put option to convert its shares in Eliska Wireless Ventures to approximately 2.8 million Deutsche Telekom shares, subject to the FCC approval.

After receiving the approvals by the Hungarian authorities at the beginning of February, Sonera completed the sale of its 23.0% holding in the Hungarian mobile operator Pannon GSM, and received a cash payment of €310 million. A capital gain of €220 million was recorded from the sale for the first quarter.

At the end of March, Sonera completed the sale of its Sonera Info Communications directory assistance business, and received total cash proceeds of approximately €113 million. A capital gain of €90 million was recorded from the sale for the first quarter. The shares of Metro One Telecommunications Inc. (25.5%) were not included in the transaction.

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

Net debt falls below €2.5 billion

Through operating cash flow and the sales proceeds during the first quarter, net debt was reduced by a total of €803 million to €2,465 million (€3,268 million on December 31, 2001 and €5,661 million on March 31, 2001). During the twelve-month period ended March 31, 2001, net debt was reduced by 56%, primarily by selling non-core assets as well as with the proceeds from the Rights Offering in 2001.

Cash and short-term investments totaled €539 million and available undrawn committed revolving credit facilities totaled €634 million at the end of the quarter.

The amount of Sonera’s short-term loans at the end of March was €7 million, and the amount of long-term loans falling due during the next twelve months was €1,556 million. Sonera intends to finance the repayments of the loans mainly with its cash funds, available undrawn committed revolving credit facilities and cash flow from operations.

Following the announcement of Sonera-Telia merger and Sonera’s announcement of having decreased its net debt to €2.5 billion through the sale of the remaining Deutsche Telekom shares on March 26, 2002, both Standard & Poor’s and Moody’s placed Sonera’s long-term and short-term credit ratings on review for a possible upgrade. Currently the long-term and short-term ratings are BBB/A-3 by Standard & Poor’s and Baa2/Prime-2 by Moody’s.

At the end of the first quarter, the equity-to-assets ratio rose to 58% (52% on December 31, 2001) as a consequence of asset sales and the repayment of loans. Similarly, the gearing ratio fell to 51% (71% on December 31, 2001).

Sonera share

In the first quarter, the trading volume of Sonera Corporation shares on Helsinki Exchanges was 323 million shares (267), with a total traded value of €1,782 million (3,495). On Nasdaq, the trading volume in the first quarter was 6 million shares (12), with a total traded value of US$26 million (148).

On the first trading day of the first quarter, the closing price of the Sonera Corporation share on Helsinki Exchanges was €5.79, while on the last trading day of the quarter it was €5.69. During the first quarter, the share had a low of €4.50 and a high of €6.35 on Helsinki Exchanges, and the average trading price was €5.52. At the end of March, the Company’s market capitalization was €6,346 million.

The Company’s Board of Directors does not have a valid authorization to issue shares, convertible bonds or to launch a stock option scheme. The Board of Directors has the authorization to repurchase a maximum of two million Sonera Corporation shares in public trading. At the end of March, the Company had 550,000 Sonera shares in its own possession.

On April 23, the Company’s Board of Directors stated that warrants A of the year 2000 option scheme, for which the share subscription period was to begin on November 2, 2002, would not entitle to subscribe for shares, since the share price of the company’s share on Helsinki Exchanges did not exceed the reference index between April 1, 1999 and December 31, 2001 in the manner required by the terms and conditions of the option scheme.

Resolutions passed by Sonera’s Annual General Meeting

In accordance with the proposal made by the Board of Directors, the Annual General Meeting of Sonera Corporation held on April 3, 2002 resolved that no dividend be paid for the year 2001.

In accordance with the proposal made by the Board’s Nomination Committee, Tapio Hintikka was elected Chairman of Sonera Corporation’s Board of Directors, and Jussi Länsiö was elected Vice Chairman. Jorma Laakkonen, Eva Liljeblom, Roger Talermo, Esa Tihilä and Tom von Weymarn were elected other members of the Board of Directors.

As the Company’s auditors were elected KPMG Wideri Oy Ab, Authorized Public Accountants, with Solveig Törnroos-Huhtamäki as the responsible auditor, and Jorma Heikkinen, Authorized Public Accountant.

The Annual General Meeting authorized the Board of Directors to decide on the repurchase of a maximum of 2,000,000 of the Company’s own shares in accordance with the Board’s proposal. The Annual

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

General Meeting also authorized the Board of Directors to decide on the reissuance of a maximum of 2,550,000 of the Company’s own shares in accordance with the Board’s proposal. Both authorizations are valid for one year after the resolution of the Annual General Meeting, i.e. until April 2, 2003.

New strategy aims at profitable growth

The seven-point program published in October 2001 has achieved its goal: it has stabilized the Company’s financial position and laid the foundation for the development of operations. In order to secure a basis for Sonera’s profitable growth in Finland and abroad, and to secure the implementation of customer-orientation, which was set as a goal when the new strategy was announced in autumn, and the maintaining a forerunner position in the industry, Sonera’s Board of Directors has approved a new, longer-term strategy for the Company, aiming at profitable growth.

Sonera’s growth strategy is based on Sonera’s strong position in the operator business in Finland, and on the advancement of the profitability of the operator business and the value of Sonera’s international 3G investments. Sonera holds that the players should be allowed to consolidate, which is so common in other industries, and the consolidating 3G operators should be allowed to maintain their 3G bandwidth. The consolidating operators should also have the right to sell any extra 3G bandwidth they may have, in order that it could be put to efficient use.

The new growth strategy comprises three segments: ICT business customer strategy (ICT, Information, Communication, Technology), consumer strategy and network operator strategy on selected markets in the east. The implementation of the new strategy has already started in certain respects in the first quarter.

Sonera wants to respond to its business customers’ changing needs by expanding its operations to comprehensive solutions, providing IT services, which are closely linked to communications services, in conjunction with them. With a view to supporting this goal, the Company has taken action to find international partners and has concluded a global cooperation agreement with Hewlett Packard Company of the USA in March. The companies will cooperate in sales, research, product development and production, aiming to support the customers of the two companies on the converging ICT market.

The basis of the consumer customer strategy is to offer services, rather than technology, to customers. The idea is also to support the creation of new customer relationships through easy-to-grasp packages. With a view to meeting the goal, the focus is shifted from individual product ideas towards comprehensive services that enable life management and towards an offering generated by customer needs and detection of market potential. Growth is also sought through packaging and cross-selling of services.

Apart from Finland’s saturating telecommunications market, Sonera is also seeking immediate profitable growth in the capacity of a communications operator on selected eastern markets (Russia, Azerbaijan, Georgia, Kazakhstan, Moldova). The growth expectations are based on the growth potential brought about by low mobile penetration and on the use of reliable and well-known GSM technology.

In cooperation with its partners, Sonera has created the concept Business Lab Finland, where ideas based on customer needs are developed, tested and piloted with a view to strengthening and maintaining Sonera’s leader and innovator position.

To support customer-orientation, Sonera will modify its business organization by July 1, 2002 to comprise three layers: Sales and Marketing, Products and Services, and Production and Networks. The preparations for the change started in January 2002.

Sonera estimates that the growth, in euro terms, brought about by the new strategy will focus on the eastern markets in 2002 to 2004, the consumer market in 2003 to 2005, and the business ICT market in 2004 to 2006. Although the euro-term growth will focus on different segments of the strategy in different years, immediate action will be taken in all segments.

Sonera’s management estimates that the Company’s new strategy of profitable growth comprises several elements that may contribute to the potential Telia-Sonera growth strategy.

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

Sonera-Telia merger creates a new leader in the Nordic and Baltic region

On March 26, 2002, Sonera and Telia AB of Sweden announced a plan to merge. The merger will create the leading telecommunications group in the Nordic and Baltic region with combined preliminary pro forma 2001 revenues of €9.0 billion, underlying EBITDA of €2.3 billion, and operating profit of €1.2 billion.

The home market of the combined group covers over 31 million people in the Nordic and Baltic region. The combined group is expected to have 8.1 million mobile customers and 7.6 million fixed line customers. Additionally, the associated companies of the combined group are expected to have 14.6 million mobile customers and 1.2 million fixed line customers.

Even though the only directly overlapping operation between the companies is Telia’s mobile business in Finland, the companies expect to derive significant cost and capital expenditure synergies as a result of the merger. Synergies are primarily sought through joint service development, jointly developed billing systems, centralized network control, best-practice purchasing and volume discounts, harmonized marketing, and efficient sizing of general and administrative functions. Sonera and Telia conservatively estimate the total pre-tax cash flow synergies to be approximately €300 million per year after 2005. Approximately 50% of the full synergy potential is expected to be realized in 2003, and 75% in 2004. One-off costs (excluding transaction costs) resulting from the merger are expected to be approximately €250 million, mainly incurring during 2003.

The merger will be effected through an exchange offer by Telia to all Sonera shareholders, who will receive 1.51440 Telia shares in exchange for each Sonera share. As a result, the pro forma ownership of the combined entity will be approximately 64% for current Telia shareholders and approximately 36% for current Sonera shareholders, assuming 100% acceptance of the exchange offer.

The combined entity will have a primary listing on the Stockholm Stock Exchange, and will seek secondary listings on the Helsinki Stock Exchange and in the United States. The company will be domiciled and headquartered in Stockholm, Sweden.

Events after the end of the first quarter

In early April, Sonera prepaid €500 million of its €700 million syndicated bank loan maturing in December 2002 using funds received from asset sales during the first quarter.

Sonera reiterates the full-year outlook

Despite the uncertain economic outlook in Sonera’s main market areas, the Group’s comparable revenues are estimated to grow in 2002, albeit at a markedly slower rate than in the previous year. Sonera’s underlying EBITDA, however, is estimated to improve by about a third from the 2001 level and the EBITDA margin is set to rise above the 30% level.

The growth in revenues from Mobile Communications Finland is estimated to slow down significantly from the figure a year ago and to be markedly less than 5% in 2002. The slowdown in growth is primarily attributable to the delayed availability of the more advanced terminal devices, the new interconnection agreements, as well as tightening competition. EBITDA is estimated to remain at the level of 2001 in euro terms.

Owing to the paring down of the Service Businesses, revenue growth will not continue at the strong pace of previous years. On the other hand, Sonera intends to limit the negative underlying EBITDA contribution from the business area to a maximum of €50 million in 2002. In 2003 the business area’s underlying EBITDA will reach at least the breakeven level.

Sonera Telecom’s revenues are expected to grow slightly from the level seen in 2001. Underlying EBITDA is estimated to remain at the level of 2001 in euro terms.

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

It is estimated that consolidated underlying operating profit will nearly double on 2001. On the other hand, Sonera’s share of equity income in associated companies is expected to show a non-cash loss of between €200 and €300 million in 2002, particularly due to the business start-up costs in the Group 3G associated company in Germany.

It is estimated that the Group’s cash flow from operations will improve significantly in 2002 as EBITDA strengthens and interest expenses diminish. The operative cash flow measure (underlying EBITDA, less cash based net interest expenses, less capital expenditures on fixed assets) is estimated to be about €300 million. On account of the continued cost saving measures, capital expenditures on fixed assets are estimated to be about €300 million in 2002.

Helsinki, Finland
April 23, 2002

SONERA CORPORATION
Board of Directors

This press release contains statements that are forward-looking in nature that are not historical facts but, rather, are statements about future expectations. Sonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions. These forward-looking statements, however, involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, Sonera undertakes no obligation to update any of them in light of new information or future events.

The financial information given in this interim report is based on Sonera’s unaudited consolidated interim financial statements that are prepared in accordance with Finnish accounting practice.

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

Income Statement

	January-	January-		Full
	March	March	Change	year
EUR million	2002	2001	%	2001

Revenues	536	525	2	2,187
Other operating income	320	291	10	916
Cost of services and goods	(169)	(165)	2	(708)
Personnel expenses	(113)	(137)	(18)	(512)
Other operating expenses	(90)	(130)	(31)	(600)
Depreciation and amortization (1)	(80)	(84)	(5)	(332)

Operating profit	404	300	35	951
Equity income in associated companies	(89)	(38)	134	(202)
Sales and write-downs of short-term investments	(38)	—		(272)
Financial income and expenses	2	(17)	112	(32)

Profit before income taxes and minority interest	279	245	14	445
Income taxes	(9)	(81)	89	(35)
Minority interest	—	1		(1)

Net income	270	165	64	409

Average number of shares (1,000 shares)	1,114,752	906,091	23	924,346
Diluted average number of shares (1,000 shares)	1,114,752	906,091	23	924,346
Earnings per share (euros)	0.24	0.18	33	0.44
Diluted earnings per share (euros)	0.24	0.18	33	0.44

Underlying EBITDA (2)	191	102	87	562
Underlying EBITDA margin (%)	36	19		26

(1)	In 2000, Sonera recorded the acquisitions of Across and iD2 in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. If fair value had been used to record the transactions, Sonera would have recorded amortization of goodwill of EUR 17 million in January-March 2002 (EUR 17 million in January-March 2001 and EUR 69 million for the full year 2001).

(2)	Underlying EBITDA equals operating profit before depreciation and amortization, before gains and losses from sale of shares and fixed assets, before write-downs, and before restructuring and other non-recurring expenses.

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

Comparable Income Statement Excluding Non-recurring Income and Expenses

	January-	January-		Full
	March	March	Change	year
EUR million	2002	2001	%	2001

Revenues	536	525	2	2,187
Other operating income	5	6	(17)	26
Cost of services and goods	(169)	(165)	2	(708)
Personnel expenses	(111)	(134)	(17)	(488)
Other operating expenses	(70)	(130)	(46)	(455)
Depreciation and amortization	(80)	(84)	(5)	(332)

Operating profit	111	18	517	230
Equity income in associated companies	(89)	(38)	134	(202)
Financial income and expenses	2	(17)	112	(32)

Profit before income taxes and minority interest	24	(37)	165	(4)
Income taxes	(13)	1	—	68
Minority interest	—	1		(1)

Net Income	11	(35)	131	63

Earnings per share (euros)	0.01	(0.04)	125	0.07
Diluted earnings per share (euros)	0.01	(0.04)	125	0.07

Underlying EBITDA	191	102	87	562

The following non-recurring income and expense have been excluded from the comparable income statement:
Gains from sale of shares and fixed assets	314	286		890
Restructing and other non-recurring expenses	(4)	(4)		(45)
Losses from sale of shares and fixed assets, and write-downs of shares	(17)	—		(124)
Sales and write-downs of short-term investments	(38)	—		(272)
Tax effect of non-recurring income and expenses	4	(82)		(103)

Total	259	200		346

Income and expenses in the comparable income statements have not been adjusted with the effects of businesses sold and acquired.

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

Balance Sheet

	March 31,	March 31,	Dec. 31,
EUR million	2002	2001	2001

Fixed assets and other long-term investments
Intangible assets	94	106	98
Property, plant and equipment	1,230	1,278	1,269
Long-term investments and receivables	5,962	5,013	6,068

Total	7,286	6,397	7,435
Current assets
Inventories	30	49	33
Current loans receivable	49	2,781	45
Other current receivables	583	566	565
Short-term investments	469	155	620
Cash and cash equivalents	70	115	96

Total	1,201	3,666	1,359
TOTAL ASSETS	8,487	10,063	8,794

Shareholders’ equity	4,872	3,330	4,575
Minority interest	1	15	13
Non-current liabilities
Long-term debt	1,441	2,560	2,007
Other long-term liabilities	152	121	148

Total	1,593	2,681	2,155
Current liabilities
Current debt	7	3,264	55
Current portion of long-term debt	1,556	107	1,418
Other current liabilities	458	666	578

Total	2,021	4,037	2,051
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	8,487	10,063	8,794

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

Statement of Cash Flows

	January-	January-	Full
	March	March	year
EUR million	2002	2001	2001

Cash provided by operating activities
Net income	270	165	409
Depreciation and amortization	80	84	332
Gain from sale of Pannon shares	(220)	—	—
Gain from sale of Sonera Info Communications	(90)	—	—
Gain from sale of VoiceStream and Powertel shares	—	—	(595)
Gain from sale of TietoEnator shares	—	(286)	(286)
Sales and write-downs of short-term investments	38	—	272
Change in working capital and other items	2	62	65

Total	80	25	197
Cash provided by (used in) investing activities
Capital expenditures	(51)	(82)	(359)
Investments in shares and shareholder loans	(120)	(400)	(572)
Proceeds from sale of shares and fixed assets	894	424	2,193
Change in loans receivable and other items	(353)	(75)	(39)

Total	370	(133)	1,223
Cash (used in) provided by financing activities
Change in long-term debt	(427)	718	1,476
Change in current debt	(49)	(583)	(3,793)
Rights issue	—	—	973
Dividends paid	—	—	(67)
Sale of rights related to treasury shares	—	—	1

Total	(476)	135	(1,410)
Effect of exchange rate changes	—	—	(2)

Change in cash and cash equivalents	(26)	27	8

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

Cash Provided by Operating Activities Under the Direct Method Presentation

	January-	January-	Full
	March	March	year
EUR million	2002	2001	2001

Payments received from customers	532	580	2,232
Payments to suppliers	(289)	(367)	(1,369)
Payments to personnel	(120)	(108)	(397)

Total	123	105	466
Dividends received	—	—	47
Interest income received	5	10	21
Interest expenses paid	(32)	(88)	(299)
Income taxes paid	(11)	(8)	(41)
Other items	(5)	6	3

Cash provided by operating activities	80	25	197

Equity Income in Associated Companies

	January-	January-		Full
	March	March		year
EUR million	2002	2001	Change	2001

Turkcell Iletisim Hizmetleri A.S	(19)	(10)	(9)	(61)
Fintur Holdings B.V	(16)	(28)	12	(96)
Other GSM operators	8	11	(3)	56
UMTS associated companies	(58)	(2)	(56)	(79)
Fixed network operators	7	6	1	35
Other associated companies	3	—	3	2
Amortization of goodwill	(14)	(15)	1	(59)

Total	(89)	(38)	(51)	(202)

Financial Income and Expenses

	January-	January-		Full
	March	March		year
EUR million	2002	2001	Change	2001

Dividend income	—	—	—	14
Interest income (1)	32	51	(19)	183
Interest expenses	(38)	(83)	45	(279)
Capitalized interest expenses	11	15	(4)	52
Other financial income and expenses	(1)	1	(2)	1
Exhange rate gains and losses	(2)	(1)	(1)	(3)

Total	2	(17)	19	(32)

(1)	Interest income includes non-cash interest income from Group 3G UMTS Holding GmbH totaling EUR 27 million (EUR 42 million in January-March 2001 and EUR 154 million in January-December 2001).

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

Changes in Shareholders’ Equity

	January-	January-	Full
	March	March	year
EUR million	2002	2001	2001

Shareholders’ equity on January 1	4,575	3,233	3,233
Equity issue	—	—	982
Dividends paid	—	(67)	(67)
Sale of rights related to treasury shares	—	—	2
Currency translation adjustment	27	(1)	16
Net income	270	165	409

Shareholders’ equity on March/Dec 31	4,872	3,330	4,575

Commitments and Contingent Liabilities

	March 31,	Dec. 31,
EUR million	2002	2001

Assets pledged
To secure own commitments	6	6
To secure borrowings of associated companies (1)	23	24
Guarantees on behalf of associated companies for financing	51	35
Guarantees on behalf of other companies Guarantees on behalf of Xfera Móviles S.A.	451	428
Guarantees on behalf of Ipse 2000 S.p.A	180	180
Minimum operating lease payments	250	264
Other commitments	7	31

(1)	Carrying values of the pledged shares in associated companies. The maximum liability according to the loan amounts secured totals EUR 24 million (December 31, 2001: EUR 23 million).

Derivative Financial Instruments

		March 31, 2002		Dec. 31, 2001
EUR million	Contract amount	Carrying value	Fair value	Fair value

Forward foreign exchange contracts	154	—	—	(1)
Interest rate swaps	1,607	6	(11)	41
Purchased interest rate options	270	1	—	—

Derivative instruments are used in hedging foreign exchange and interest rate risks.

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

Capital Expenditure on Fixed Assets

	January-	January-		Full
	March	March	Change	year
EUR million	2002	2001	%	2001

Mobile Communications Finland	20	26	(23)	102
Service Businesses	4	11	(64)	53
Sonera Telecom	23	39	(41)	186
Other Operations	4	6	(33)	18

The Group	51	82	(38)	359

Average Number of Personnel

	January-	January-		Full
	March	March	Change	year
	2002	2001	%	2001

Mobile Communications Finland	1,734	1,714	1	1,792
Service Businesses	2,320	3,455	(33)	2,728
Sonera Telecom	4,730	4,934	(4)	4,795
Other Operations	1,067	1,052	1	1,167

The Group	9,851	11,155	(12)	10,482

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

Business Areas

	January-	January-		Full
	March	March	Change	year
EUR million	2002	2001	%	2001

Revenues
Mobile Communications Finland	301	290	4	1,213
International Mobile Communications	—	2	—	4
Service Businesses
Sonera SmartTrust	5	6	(17)	36
Sonera Zed	7	2	250	21
Sonera Info Communications	20	17	18	71
Sonera Plaza	14	15	(7)	53
Sonera Juxto	17	17	—	72
Other Services	9	6	50	68

Total	72	63	14	321

Sonera Telecom
Domestic Voice Services	56	59	(5)	222
International Voice Services	35	34	3	149
Data Services	37	39	(5)	151
Leased Lines	15	15	—	56
Equipment Sales	28	29	(3)	118
Construction and Maintenance	6	3	100	35
Sales to other segments and other products	76	66	15	293

Total	253	245	3	1,024

Other Operations	29	31	(6)	113
Intra-Group sales	(119)	(106)	(12)	(488)

The Group	536	525	2	2,187

Underlying EBITDA
Mobile Communications Finland	150	144	4	604
International Mobile Communications	(2)	(3)	33	(14)
Service Businesses
Sonera SmartTrust	(7)	(15)	53	(40)
Sonera Zed	(5)	(43)	88	(129)
Sonera Info Communications	3	2	50	9
Sonera Plaza	(3)	(10)	70	(33)
Sonera Juxto	(1)	(8)	88	(14)
Other Services	(2)	(12)	83	(37)

Total	(15)	(86)	83	(244)

Sonera Telecom	55	59	(7)	230
Other Operations	3	(12)	125	(14)

The Group	191	102	87	562

Operating profit
Mobile Communications Finland	118	113	4	477
International Mobile Communications	218	(4)	—	569
Service Businesses
Sonera SmartTrust	(18)	(19)	5	(63)
Sonera Zed	(11)	(47)	77	(182)
Sonera Info Communications	93	2	—	5
Sonera Plaza	(4)	(13)	69	(57)
Sonera Juxto	(3)	(10)	70	(25)
Other Services	(3)	(13)	77	(62)

Total	54	(100)	154	(384)

Sonera Telecom	25	26	(4)	108
Other Operations	(11)	265	(104)	181

The Group	404	300	35	951

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

Other Data

	January-	January-		Full
	March	March	Change	year
	2002	2001	%	2001

Number of subscriptions at end of period
Mobile Communications Finland
GSM subscriptions (1)	2,410,502	2,307,014	4	2,421,533
NMT subscriptions	34,585	51,437	(33)	38,250
Service provider subscriptions in Sonera’s network	44,832	45,135	(1)	50,245

Total	2,489,919	2,403,586	4	2,510,028
GSM customer churn (%, annualized) (2)	12.3	10.3		10.1
Fixed network access lines in Finland (3)	742,721	768,519	(3)	753,140
Traffic and use
Mobile Communications Finland
Outgoing minutes (in millions)	1,047	982	7	4,215
Avg. monthly use per subscription (minutes)	143	139	3	145
Avg. monthly revenue per subscription (euros)	39.3	39.5	(1)	40.5
SMS messages (millions of messages)	190	175	9	744
Avg. monthly SMS messages sent per subscription	26	25	4	26
Avg monthly user activity for SMS messages (% of customers)	73	70		72
Avg monthly user activity for content services (% of customers)	31	32		33
Fixed network in Finland (minutes in millions)
Local calls and network compensations	971	1,053	(8)	3,889
Long-distance calls	125	142	(12)	518
International calls	56	58	(3)	232

(1)	Excluding subscriptions of service providers.

(2)	Excluding cases with new subscription owner, but the same user as before.

(3)	ISDN lines are counted as two standard lines and 2 Mbps lines are counted as 30 standard lines.

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

APPENDIX: INFORMATION ON SONERA’S DEBT

Total loan portfolio

Sonera’s long-term and short-term loans amounted to €3,004 million as of March 31, 2002. Average interest rate of all loans was approximately 4.55 percent (including the impact of hedging measures).

Long-term loans from financial institutions

•	€700 million term loan, due on December 16, 2002 (formerly €1,330 million, due on June 15, 2004). The facility bears a variable interest rate based on Euribor and the long-term credit rating assigned to Sonera by Moody’s or Standard & Poor’s (4.59 percent on March 31, 2002). Additional repayment of €500 million was made on April 18, 2002;

•	€50 million term loan, due on December 11, 2003 that bears a variable interest rate based on Euribor (3.65 percent on March 31, 2002);

•	€86 million term loans, due on November 6, 2008, which bear variable interest rate based on LIBOR (3.48 percent on March 31, 2002);

•	€123 million syndicated revolving credit facility, due in installments, first semiannual installment commenced on March 17, 2002 and final maturity is on March 17, 2004, with a variable interest rate based on LIBOR. Facility was unused on March 31, 2002; and

•	€511 million syndicated revolving credit facility, due in semiannual installments commencing on April 27, 2003 and final maturity on April 27, 2005 with a variable interest rate based on LIBOR. Facility was unused on March 31, 2002.

€3,000 million Euro Medium Term Note (EMTN) program

Sonera has a €3,000 million EMTN program, under which Sonera currently has total borrowings of €2,150 million. The securities issued under the program include:

•	€300 million 4.625 percent Fixed Rate Notes due on April 16, 2009;

•	€1,000 million 5.625 percent Fixed Rate Notes due on March 15, 2005;

•	€200 million 5.13 percent Fixed Rate Notes due on February 17, 2003;

•	€500 million Floating Rate Notes due on August 16, 2002 (3.96 percent on March 31, 2002);

•	€150 million 5.50 percent Fixed Rate Notes due on May 17, 2002; and

€500 million Euro Commercial Paper program and €500 million domestic Commercial Paper program

•	Euro Commercial Paper program was unused on March 31, 2002; and

•	€7 million of domestic Commercial Paper issues maturing between April 12 and September 13, 2002 (average interest rate 3,64 percent).

Other loans

Other loans totaled to €11 million as of March 31, 2002.

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

APPENDIX: INFORMATION ON SONERA’S DEBT

Debt Maturities for Next 12 Months

		March 31, 2002
	Long-term	Short-term
EUR million	loans	loans	Total

April 2002	500	3	503
May 2002	150	—	150
June 2002	2	—	2
July 2002	—	—	—
August 2002	500	—	500
September 2002	—	4	4
October 2002	1	—	1
November 2002	—	—	—
December 2002	203	—	203
January 2003	—	—	—
February 2003	200	—	200
March 2003	—	—	—

Total	1,556	7	1,563

Annual Debt Maturities

		March 31, 2002
	Long-term	Short-term
EUR million	loans	loans	Total

2002 (April-December)	1,356	7	1,363
2003	254	—	254
2004	—	—	—
2005	1,000	—	1,000
2006	1	—	1
2007	—	—	—
2008	86	—	86
2009	300	—	300

Total	2,997	7	3,004

Breakdown of Debt Portfolio

	31.3.	31.12.
EUR million	2002	2001

Loans from financial institutions	847	1,275
Euro Medium Term Notes	2,150	2,150
Euro Commercial Papers	—	4
Finnish Commercial Papers	7	51

Total	3,004	3,480

SONERA INTERIM REPORT JANUARY — MARCH 2002 (APRIL 23, 2002)

Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.